Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

This filing relates to the proposed merger involving MCAP Acquisition Corporation and AdTheorent Holding Company, LLC (“AdTheorent”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 27, 2021.

The following is a transcript of a fireside chat between Jim Lawson, AdTheorent’s CEO, and John Roy, Managing Director at Water Town Research LLC, held on December 14, 2021.

John Roy:

Hi, I’m John Roy, Managing Director here at Water Tower Research. And I just launched coverage today on AdTheorent. And I’m very pleased to have the CEO, Jim Lawson here to talk about AdTheorent and its CTV business. So Jim, why don’t you give us a brief overview of what’s going on.

James Lawson:

Thank you, John. It is good to be here. AdTheorent is a programmatic demand side platform, or DSP, which uses machine learning and data science to drive actual business outcomes for the world’s top digital advertisers, specializing in a privacy forward approach. Advertisers choose AdTheorent because we drive business results for them, return on ad spend. Our machine learning platform identifies ad impressions with the highest likelihood of converting on a client’s desired action, whether an online action or a physical world action such as store visitation. AdTheorent predictive targeting is not reliant upon third-party data licenses, cookies, device IDs, or any of the new unified or individualized IDs being discussed in the market right now. We are not dependent on them to target effectively. One exciting growth opportunity for us, as you mentioned, is Connected TV or CTV. We believe we are uniquely positioned to take advantage of the growth opportunity in the Connected TV channel. Our third quarter CTV revenue grew close to 300% year-over-year with minimal investment. We believe that our competitive advantages translate really well to CTV.

John Roy:

So in ‘21, how are marketers thinking about their TV budgets and how is the broadcast landscape evolving?

James Lawson:

TV consumption behavior continues to change. Consumers are turning to digital video services, as a cost-effective alternative to traditional or linear TV services. You hear about “cord cutting,” and the rise of advertising-based video-on demand platforms like Pluto TV, etc.

Marketers in turn are realizing that they need to be more nimble and data driven in how they reach consumers on CTV devices in order to capture the increase in demand. This is fueling the migration from traditional or linear TV investments to CTV. In 2021, roughly two-thirds of the US population will use Connected TV or CTV.

eMarketer reports a number of interesting data points regarding the growth and adoption of CTV and validation of the channel and ad model from the point of view of consumers. Interestingly, the number of CTV households has already surpassed the number of linear TV households. In 2021, there will be almost 106 million CTV households and just about 73 million pay TV households. As consumers continue to turn to digital video, as a cost effective alternative to linear service, many believe Pay TV households will continue to decrease.

In ’21, again according to eMarketer, 128 million people will watch advertising-based Video-On-Demand (or VOD) services, which provide free content supported by advertisements. This is up almost 18% from 2020. Also, US consumers increasingly prefer free streaming services over ad free options. According to eMarketer, 49% would be most interested in subscribing to a streaming service offering an ad supported option while 22% prefer a streaming service offering of an ad free option for a higher price. eMarketer also reports that CTV ad spending will approach $20 billion in 2022.

At AdTheorent, we are forecasting more than 240% CTV revenue growth year-over-year in 2021 and this does not reflect a focused investment in this opportunity, which we are making now in preparation for 2022 and beyond.

John Roy:

So what is it that AdTheorent is doing or why are you poised to really capitalize on this trend?

James Lawson:

We believe AdTheorent’s machine learning data-driven approach to advertising gives us an advantage in the CTV space as marketers continue to move dollars from linear to programmatic CTV. Since 2012, we have been a leader in machine learning powered digital advertising and CTV is the next channel or screen, where we can use ML or machine learning in a privacy forward way to engage consumers for advertisers. We believe we offer a number of specific advantages.

The first is performance. We use custom machine learning models to drive advanced business outcomes through CTV; meaning, we drive business goal attainment, (sales or other KPIs) post-CTV view. This enables marketers to tap the channel for performance-based “lower-funnel” outcomes; in other words, tangible business metrics like sales, in addition to awareness KPIs like views or video completes.

Another benefit I would highlight is attribution. Using machine learning, we are able to correlate CTV devices and viewership to deeper funnel actions like credit card signups, flight bookings, etc. We believe this is a differentiator for us and a gap in the current market. Most providers of CTV advertising are unable to effectively attribute post view conversions to CTV.

Finally, I’d mentioned privacy-forward. We can model with much of the same kind of privacy-friendly data that is available in other formats like display. This includes attributes like creative type, weather, the device model, operating system or carrier, location, language settings, keywords, publisher, those types of elements can be foundational to our models, and we do not require user IDs or individualized data points.

John Roy:

Now, how is AdTheorent really leveraging machine learning for CTV? I mean, is it somewhere in the data science or?

James Lawson:

Absolutely great question. We are leveraging machine learning in the following ways. Our machine learning-powered video products utilize custom machine learning models to identify impressions most likely to yield desired campaign outcomes or campaign goals. For context, AdTheorent predictive advertising is premised on scoring over a million impressions per second and more than 87 billion impressions per day, and this applies to our CTV impressions. Specifically, we use conversion data to build and fuel machine learning models that optimize towards conversions, allowing advertisers to move beyond CTV video completion rate as the sole performance metric. We use CTV to drive performance focused KPIs, such as online purchases, application completes, online ticket bookings, and more.

I would also note our cross-channel benefits. At AdTheorent, we use machine learning to identify relationships between CTV devices and other affiliated devices (mobile, desktop, etc) using geographic, time, and other data signals, allowing AdTheorent to operate campaigns which are impactful across all channels. This is valuable for marketers looking to reach consumers across mobile, desktop, and CTV.

John Roy:

Interesting. What type of CTV inventory do you have access to, is it premium? And how do you assure that it’s really brand safe stuff?

James Lawson:

Absolutely. We have strict requirements about the type of publications and content that we allow in our network. And with CTV we adhere to defined CTV App Approval Guidelines. To summarize a few of these, we require or ensure 1) professionally produced content, not user generated content that’s not accepted; 2) branded or manufacture apps, the app must be branded or a manufacturer’s native app and we only work with premium brands and manufacturers; 3) active viewing experiences only; in other words, no fireplaces or cat entertainment apps, no passive experiences whatsoever, these have to be active viewing experiences; 4) compliance with copyright laws, we become aware of properties and we do not include them in our network; and then finally, 5) publishers must not engage in the hosting or dissemination of prohibited content, hate speech and the like. We obviously will not include any of that in our network. We’ve also built pre-bid solutions and machine learning models to minimize invalid traffic and other brand unsafe content. This is included on every campaign to combat fraud and impressions that are not brand safe before an impression is served.

John Roy:

So interesting. So what are the other differentiating things you guys have for CTV?

James Lawson:

Our CTV offering is unique for a number of reasons. As I mentioned performance and our desire to be cross channel. We use CTV as part of a true omni-channel strategy. We can deploy robust, scalable omni-channel targeting capabilities for marketers who are looking to reach consumers across mobile, desktop and CTV. For example, we can serve a CTV ad and also message other devices such as desktop, laptop, mobile phone or tablet. We can serve a mobile or desktop ad and also message to a correlated CTV device.

We’re also able to use predictive audiences, we can ingest first- and third-party audiences whether the audience is a first-party audience from a customer, or a third-party licensed audience that the customer would like us to use. And then we can use custom machine learning models on top of those audiences to identify in-audience impressions, most likely to yield desired campaign outcomes. And even though we do not require or need those audiences, we can make them smarter and operate with them in a more data driven manner.

I’d also note our point of interest capability for CTV. Our proprietary POI capability includes more than 14 million consumer focused points of interest across more than 19,000 business categories, such as retail stores, sports venues, restaurants, hotels, and many more. Our POI capability allows advertisers to reach frequent customers, competitor customers, or competitive category customers, and we can use real world visitation as a signal for targeting on CTV devices.

The final thing I would note is we can do creative things with the creative unit itself. Studio A/T, our in-house creative capability builds a custom QR code overlay to run with CTV ads, enabling viewers to activate the code and visit a brand website from a mobile device. This added value offering allows advertisers to drive conversions through CTV ad exposure.

John Roy:

So when you think about this opportunity, what are you most excited about and kind of why?

James Lawson:

The most exciting aspect of this CTV opportunity for AdTheorent is the ability to add something truly unique to the status quo of television advertising. We are bringing machine learning-based ad targeting to connected televisions. As I mentioned, we optimize ad delivery based on statistical probabilities. Will serving a given ad on a given CTV impression yield a designated business conversion for the advertiser? To do this, we correlate historic conversion events with non-individualized data elements from the CTV content bid request, which is the string of computer code, notifying our platform about the opportunity to serve a CTV ad at a given moment within given content.

The data elements we consider include data about the content, device data, weather data, carrier or Wi-Fi, content genre, language, many more. In microseconds, our platform asks the question, based on historic activity in the campaign, which of those data elements correlate with conversions that follow ad engagement. And we do this without targeting based on personal profiles. The data attributes that we access, there’s more than 200 and they’re not based on the individual identity. This is what we’re doing in digital and we believe it will resonate very well in CTV as that channel grows.

We are leveraging the wide variety of data objects available in programmatic to make TV ads more targeted and relevant. This is a sea change from the assumptions-based approach used by marketers in TV advertising today. Our version of CTV ad targeting is much more data driven, precise, conversion focus, and yet also privacy forward.

John Roy:

So how big could this be for AdTheorent? And how does it compare to the other growth factors that you’re looking at for the longer term?

James Lawson:

AdTheorent was founded in 2012. Our original thesis in mobile advertising was how do you target mobile without cookies. We quickly realized the power and value of machine learning based ad targeting and evolved to become an omni-channel solution. All creative types – display, rich media, video – and all screens -- desktop, other screens, and now CTV. This is a natural evolution for us and the scope of CTV, the net new nature of the advertising budgets from linear and traditional, make this particularly exciting for us.

CTV represents a huge opportunity for AdTheorent and we are preparing to scale this offering with unique benefits. It’s a big priority for us as a business, along with a number of other major priorities as we look to grow our business. These include our land and expand across verticals, our brand direct and independent agency growth. We are also offering advertisers more and more seamless and flexible transaction methods to access our platform, depending on their desired level of support through our enhanced AdTheorent Direct Access offering. And there are a number of exciting inorganic opportunities that include M&A and international expansion that we are very excited to explore when we complete our public process. But the future is bright for AdTheorent. CTV is a big part of it and we’re really excited to progress in this area.

John Roy:

Oh, Jim, this is extremely interesting. I’m sure everybody on the line has connected TV even if they don’t know that they do. So I want to thank you so much for spending time with us. And investors, if you want to hear more from Jim, you can reach out to us and we can connect you. And of course you can go to Water Tower Research and get all the reports and videos about AdTheorent. Thanks so much.

James Lawson:

Thank you, John. Appreciate it.

John Roy:

Talk to you again.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by through the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this communication include, but are not limited to, future opportunities for AdTheorent and MCAP, AdTheorent’s financial guidance for the full year 2021 and, the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding AdTheorent’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. MCAP is mailing the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.